Exhibit 99.5

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 874 102 327,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Notice of Appointments
Paris, February 3, 2011 — Total has announced the following appointments, effective March 1:
- Patrick Pouyanné, Senior Vice President, Strategy, Business Development and R&D in Exploration & Production, is appointed Deputy General Manager of the Chemicals Division and Deputy General Manager Petrochemicals.
- Olivier Cleret de Langavant, Senior Vice President, Finance, Economics & Information Systems in Exploration & Production, is appointed Senior Vice President, Strategy, Business Development and R&D in Exploration & Production.
- Isabelle Gaildraud, Senior Vice President, Human Resources & Internal Communication in Exploration & Production, is appointed Senior Vice President, Finance & Information Systems, in addition to her current role.
- Michel Hourcard, Senior Vice President, Development & Operations in Exploration & Production and Senior Vice President Delegate for the Scientific and Technical Center in Pau, is appointed Senior Vice President Development in Exploration & Production.
- Marc Blaizot, Senior Vice President Geosciences is appointed Senior Vice President Exploration.
- Pierre Bang, Managing Director, Total E&P Cameroun, is appointed Senior Vice President, Operations in Exploration & Production and Senior Vice President Delegate for the Scientific and Technical Center in Pau.
Patrick Pouyanné, 47, is a graduate of the Ecole Polytechnique and the Ecole des Mines engineering schools in Paris, France.
From 1989 to 1997, he held various positions at the French Ministry of Industry and in cabinets of the ministry. He joined Total in 1997 as Chief Administrative Officer of Total E&P Angola. He was appointed Chief Executive Officer of Total E&P Qatar in 1999. In 2002, he was named Senior Vice President, Finance, Economics and Information Systems. He became Senior Vice President, Strategy, Business Development and R&D in Exploration & Production in 2006.
Patrick Pouyanné is also a member of Total’s Management Committee (CODIR).

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 874 102 327,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Olivier Cleret de Langavant, 53, is a graduate of the Ecole des Mines engineering school in Paris, France.
He began his career in 1978 at CEREN (Center for Economic Studies and Research on Energy) before joining the Group in 1981, occupying several positions as a reservoir engineer in France, the Congo, the United States and Colombia. He was then appointed Senior Vice President, Operations in the Netherlands. He was Assistant Managing Director of Total E&P Angola from 1998 to 2002 during the early development phase of the deepwater Girassol field. He was subsequently appointed Managing Director of Total E&P Myanmar. In 2005, Mr. de Langavant was appointed Managing Director of Total E&P Angola, a position he held until 2009, when he became Senior Vice President, Finance, Economics & Information Systems in Exploration & Production.
Isabelle Gaildraud, 49, is a graduate of the Ecole Nationale Supérieure des Pétroles & Moteurs (ENSPM) engineering school and has a doctorate in economics.
She joined Total in 1986 in the Economic Studies Department and, in 1989, became responsible for the Corporate Finance Department for Total’s subsidiaries in the North Sea and Middle East, and was Assistant Manager of the Corporate Budget Division. In 1997, she was appointed Senior Vice President, Media Relations and in 2000, Senior Vice President Recruitment. She moved to the position of Senior Vice President, Corporate Mobility & Expatriation in 2003. In 2006, she was appointed Senior Vice President, Career Management & Training in Exploration & Production before being named Senior Vice President, Human Resources & Internal Communication in Exploration & Production in 2008.
Michel Hourcard, 53, is a graduate of the Ecole Centrale engineering school in Paris, France. He began his career in the Scientific Department at the French Atomic Energy Commission (CEA) in 1980, before joining Total in 1982. He held various positions in Exploration & Production, notably in drilling operations in Egypt and the North Sea, and in 1991 was appointed Manager of the Drilling Laboratory.
He held this position until 1994 when he moved to the Finance Department as head of the Chemicals subsidiary and subsequently became Senior Vice President, Investor Relations in 1995. From 2000 to 2001, he was Senior Vice President, Iran in TotalFinaElf’s Exploration & Production. In December 2001, Mr. Hourcard was appointed Senior Vice President, Corporate Communication.
In January 2005, he was named Senior Vice President UAE and Qatar in Exploration & Production’s Middle East Division, a position he held until March 2009.
He was appointed Senior Vice President, Development and Operation Techniques and Senior Vice President Delegate for the Scientific and Technical Center in Pau in 2009. Michel Hourcard is also a member of Total’s Management Committee (CODIR).

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 874 102 327,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Marc Blaizot, 57, is a graduate of the École Nationale de Géologie in Nancy, France. He joined the Group in 1979 as an operations geologist, specializing in assessing basins, identifying prospects and appraising discoveries in Europe (Italy, Norway, United Kingdom and Netherlands) from 1982 to 1990 and in Syria from 1990 to 1992. Appointed Senior Vice President, Exploration in Angola in 1992, he headed the team that discovered the giant deep offshore Girassol field. From 1996 to 2002, he conducted geoscience analyses for the Middle East (Syria, Iraq, Qatar and Oman). While head of the Exploration Portfolio Management Department from 2002 to 2005 and the New Projects Department from 2005 to 2008, he was responsible for selecting exploration acreage and fields worldwide for the Group’s portfolio. In 2008, he became Senior Vice President Geosciences in Exploration & Production. Marc Blaizot is also a member of the Total’s Management Committee (CODIR).
Pierre Bang, 50, is a graduate of the Ecole Supérieure d’Ingénieurs engineering school in Marseille, France.
He began his career with the Group in 1983, first as Assistant Director, then Director of the Surface Engineering Department in Cameroon. From 1992 to 1996, he held various positions as project Manager (Cameroon, United States and Congo) and as a petroleum architect (France). He joined the Girassol project in Angola, first as oil platform construction Engineer for the FPSO and as Deep Offshore Field Manager. In 2001, he was appointed North America Delegate and in 2004, Senior Vice President, Operations at Total E&P Nederland. He has been Managing Director of Total E&P Cameroun since 2006.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com